Exhibit 12.1

Ratio of Income To Combined Fixed Charges And Preferred Stock Dividends
The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown:

		For the Year Ended
		December 31, 2015		December 31, 2014		December 31, 2013		December 31, 2012		December 31, 2011		December 31, 2010
		(dollars in thousands)
	Net income before taxes	250,349		589,207		362,688		327,768		$137,935		$249,161
Add:	fixed charges (interest expense) (1)	306,590		200,430		123,856		146,781		150,787		152,236
	preferred stock dividend
	Income as adjusted	556,939		789,637		486,544		474,549		$288,722		$401,397
	Fixed charges (interest expense) + preferred stock dividend	306,590		200,430		123,856		146,781		$150,787		$152,236
	Ratio of income (losses) to combined fixed charges and preferred stock dividends	1.82	x	3.94	x	3.93	x	3.23	x	1.91	x	2.64	x
	Deficiency	$-		$-		$-		$-		$-		$-
	(1) Includes effect of realized losses on interest rate swaps.